UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       MEDICINE SHOPPE INTERNATIONAL, INC.
                                (Name of Issuer)



                         COMMON STOCK, $0.01 PAR VALUE
                          (Title of Class of Securities)


                                   584686109
                                  (CUSIP Number)




             1100 NORTH LINDBERGH BOULEVARD, ST. LOUIS, MISSOURI  63132
                                 (314) 993-6000
          (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications)



                                  AUGUST 26, 1995
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /x/.








                                Page 1 of 11 Pages
         CUSIP NO.  584686109





                                    SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Cardinal Health, Inc.
              31-0958666

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /

                                                                  (b) / /

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              WC

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Ohio

         NUMBER OF                          7.  SOLE VOTING POWER
           SHARES                               0
         BENEFICIALLY
           OWNED BY                         8.  SHARED VOTING POWER
            EACH                                0
          REPORTING
            PERSON                          9.  SOLE DISPOSITIVE POWER
             WITH                               0

                                            10. SHARED DISPOSITIVE POWER
                                                0

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,000 shares of Common Stock.

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                          / /

         13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%. Based upon 7,721,737 shares of Common Stock outstanding at August 24, 1995, as represented by Issuer, calculated pursuant to Rule 13d-3(d)(1).

         14.  TYPE OF REPORTING PERSON
              HC, CO







                                Page 2 of 11 Pages
         CUSIP NO.  584686109





         Item 1.   Security and Issuer.

                   This Schedule 13D relates to the common stock, $0.01 par value per share ("MSI Common Stock"), of Medicine Shoppe
         International, Inc. ("MSI"), a Delaware corporation. The principal executive offices of MSI are located at 1100 North Lindbergh Boulevard, St. Louis, Missouri 63132.

         Item 2.   Identity and Background.

                   This Schedule 13D is filed by Cardinal Health, Inc. ("Cardinal"), an Ohio corporation. Cardinal is a national, full-service wholesaler distributing a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products, and other items sold by hospitals, retail drug stores, and other health care providers. Cardinal's principal executive offices are located at 655 Metro Place South, Suite 925, Dublin, Ohio 43017.

                   Each executive officer and each director of Cardinal is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director are set forth in Annex I to this Schedule 13D which is incorporated herein by this reference.

                   During the last five years, to the best of Cardinal's knowledge, neither Cardinal nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Cardinal or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

         Item 3.   Source and Amount of Funds or Other Consideration.

                   Pursuant to the Stock Option Agreement, dated August 26, 1995, between Cardinal and MSI (the "Stock Option Agreement"), MSI granted Cardinal an irrevocable option (the "Option") to purchase, under certain circumstances and subject to certain adjustments, up to 1,300,000 authorized and unissued shares of MSI Common Stock, at a price of $39.00 per share, payable in cash. The shares of MSI Common Stock subject to the Option would equal 16.8% of the outstanding MSI Common Stock before giving effect to the exercise of the Option. Under certain circumstances, MSI may be permitted to repurchase for cash the Option granted by it and any shares of MSI Common Stock acquired pursuant to the exercise of the Option.

                   The Option was granted by MSI as a condition of and in consideration for Cardinal entering into the Agreement and Plan of


                                Page 3 of 11 Pages
         CUSIP NO.  584686109





         Merger, dated August 26, 1995, among Cardinal, Arch Merger Corp., a Delaware corporation and a wholly owned direct subsidiary of Cardinal ("Subcorp"), and MSI (the "Merger Agreement").

                   The exercise of the Option for the full number of shares currently covered thereby would require aggregate funds of $50,700,000. It is anticipated that, should the Option become exercisable and should Cardinal determine to exercise the Option, Cardinal would obtain the funds for purchase from working capital or by borrowing from parties whose identity is not yet known.

                   A copy of the Stock Option Agreement is included as
         Exhibit 2.2 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Stock Option Agreement is qualified in its entirety by reference to such exhibit.

         Item 4.   Purpose of Transaction.

                   In connection with the execution of the Stock Option Agreement, Cardinal and MSI entered into the Merger Agreement, pursuant to which, among other matters and subject to the terms and conditions set forth in the Merger Agreement, Subcorp will merge (the "Merger") with and into MSI. The Option was granted by MSI as a condition of and in consideration for Cardinal entering into the Merger Agreement. Consummation of the Merger is subject to certain conditions, including: (i) receipt of the approval of the Merger Agreement by the holders of a majority of the outstanding shares of MSI Common Stock; (ii) expiration or termination of all waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) registration of the shares of Cardinal Common Stock to be issued in the Merger under the Securities Act of 1933, as amended; (iv) receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger; (v) receipt of an accountant's letter confirming that the Merger will qualify as a pooling of interests transaction for financial reporting purposes; and (vi) satisfaction of certain other conditions. Pursuant to the Merger Agreement, (a) the officers of the surviving corporation in the Merger will be the officers of MSI, (b) the directors of the surviving corporation in the Merger will be the directors of Subcorp, and (c) each share of MSI Common Stock will be converted into the right to receive a portion of a share of common stock, without par value, of Cardinal depending upon the market price of Cardinal common stock immediately prior to the closing date, plus cash in lieu of fractional shares. Upon consummation of the Merger, the MSI Common Stock will be delisted from the NASDAQ National Market System.

                   A copy of the Merger Agreement is included as Exhibit
         2.1 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to such exhibit.


                                Page 4 of 11 Pages
         CUSIP NO.  584686109





                   Except as set forth herein, Cardinal does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of MSI Common Stock or the disposition of shares of MSI Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MSI or any of its subsidiaries; (iii) a sale or transfer of any material amount of assets of MSI or any of its subsidiaries; (iv) any change in the present board of directors or management of MSI, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of MSI; (vi) any other material change in MSI's business or corporate structure; (vii) any change in MSI's charter or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of MSI by any person; (viii) causing a class of securities of MSI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of MSI becoming eligible for termination of registration pursuant to
         Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

         Item 5.   Interest in Securities of Issuer.

                   Although the Option does not allow Cardinal to purchase any shares of MSI Common Stock pursuant thereto unless the conditions to exercise specified in the Stock Option Agreement occur, assuming for purposes of this Item 5 that such conditions are satisfied and Cardinal is entitled to purchase shares of MSI Common Stock pursuant to the Option, Cardinal would be entitled to purchase 1,300,000 shares of MSI Common Stock, or approximately 14.4% of the outstanding MSI Common Stock after giving effect to the exercise of the Option.

                   Cardinal does not currently have the right to acquire any shares of MSI Common Stock under the Option unless certain events specified in the Stock Option Agreement occur.
         Accordingly, Cardinal does not have sole or shared voting or dispositive power with respect to any shares of MSI Common Stock, and Cardinal disclaims beneficial ownership of MSI Common Stock subject to the Option until such events occur. Assuming for purposes of this Item 5 that events occurred that would enable Cardinal to exercise the Option and Cardinal exercised the Option, Cardinal would have sole voting power and sole dispositive power with respect to the shares acquired pursuant to the Option, subject to MSI's right to repurchase such shares as set forth in the Stock Option Agreement.

                   The foregoing description of certain terms of the Stock Option Agreement is qualified in its entirety by reference to the



                                Page 5 of 11 Pages
         CUSIP NO.  584686109





         Stock Option Agreement which is filed as Exhibit 2.2 hereto and which is incorporated herein by this reference.

                   To the best of Cardinal's knowledge, no executive officer or director of Cardinal beneficially owns any shares of MSI Common Stock, nor (except for the issuance of the Option) have any transactions in MSI Common Stock been effected during the past 60 days by Cardinal or, to the best knowledge of Cardinal, by any executive officer or director of Cardinal. In addition, no other person is known by Cardinal to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   Each of the persons set forth in Annex II to this
         Schedule 13D, which Annex II is incorporated herein by this reference, has entered into an agreement with Cardinal pursuant to which, among other matters, such person has agreed (i) to vote all of the shares of MSI Common Stock beneficially owned by such person or over which such person has voting power or control to approve the Merger and the Merger Agreement, (ii) not to vote such shares in favor of any other recapitalization, merger, consolidation or other business combination involving MSI, or acquisition of any capital stock or any material portion of the assets (except for acquisitions of assets in the ordinary course of business consistent with past practice) of MSI and (iii) not to, and not to permit any company, trust or other entity controlled by such person to, contract to sell, sell or otherwise transfer or dispose of any of such shares or any voting rights with respect thereto other than pursuant to the Merger without Cardinal's consent. Such persons in the aggregate have voting power over approximately 16.7% of the outstanding shares of MSI Common Stock, based upon 7,721,737 shares of MSI Common Stock outstanding as of August 24, 1995, as represented by MSI. A copy of the form of Support/Voting Agreement, dated as of August 26, 1995, executed by such persons is included as Exhibit 99.1 to this
         Schedule 13D and is incorporated herein by this reference. The foregoing description of the Support/Voting Agreement is qualified in its entirety by reference to such exhibit.

                   A copy of the Merger Agreement is included as Exhibit
         2.1 to this Schedule 13D and is incorporated herein by this reference. See Item 4.

                   A copy of the Stock Option Agreement is included as
         Exhibit 2.2 to this Schedule 13D and is incorporated herein by this reference. See Items 3 and 5.







                                Page 6 of 11 Pages
         CUSIP NO.  584686109





         Item 7.   Material to be Filed as Exhibits.

                   The following exhibits are filed as part of this
         Schedule 13D:

         Exhibit 2.1  --     Merger Agreement.

         Exhibit 2.2  --     Stock Option Agreement.

         Exhibit 99.1 --     Form of Support/Voting Agreement.














































                                Page 7 of 11 Pages

                                                                    ANNEX I





                          Directors and Executive Officers

                   Set forth below are the name and present principal occupation of each director and executive officer of Cardinal Health, Inc. as of September 5, 1995. Unless otherwise indicated below, the business address of each such director and executive officer is c/o Cardinal Health, Inc., 655 Metro Place South, Suite 925, Dublin, Ohio 43017.

         Name                     Principal Occupation            Address

         Directors
         of Cardinal
         Health, Inc.:

         John F. Finn             Chairman and Chief Executive
                                  Officer of Gardner, Inc., an
                                  outdoor power equipment dis-
                                  tributor.

         Robert L. Gerbig         President and Chief
                                  Executive Officer of
                                  Gerbig, Snell/Weisheimer
                                  & Associates, Inc., an
                                  advertising agency.

         John F. Havens           Retired Chairman and Director
                                  Emeritus of Banc One Corpora-
                                  tion, a bank holding company.

         Regina E. Herzlinger     Professor, Harvard University
                                  Graduate School of Business
                                  Administration.

         John C. Kane             President and Chief Operating
                                  Officer of Cardinal Health,
                                  Inc.

         George R. Manser         Chairman of Uniglobe
                                  Travel (Capital Cities)
                                  Inc., a travel planning
                                  services company.

         John B. McCoy            Chairman and Chief Executive
                                  Officer of Banc One Corpora-
                                  tion, a bank holding company.

         Michael E. Moritz        Partner of Baker & Hostetler,
                                  a law firm.







                                Page 8 of 11 Pages





         Jerry E. Robertson       Retired Executive Vice
                                  President of the Life Sciences
                                  Sector and Corporate Services
                                  of Minnesota Mining & Manu-
                                  facturing Company, a manu-
                                  facturer of industrial
                                  commercial, health care and
                                  consumer products.

         L. Jack Van Fossen       Retired President and Chief
                                  Executive Officer of Red Roof
                                  Inns, Inc., a lodging company.

         Robert D. Walter         Chairman and Chief Executive
                                  Officer of Cardinal Health,
                                  Inc.

         Melburn G. Whitmire      Vice Chairman of Cardinal
                                  Health, Inc.

         Executive Officers
         of Cardinal Health, Inc.
         (that are not directors):

         David Bearman            Executive Vice President and
                                  Chief Financial Officer.

         George H. Bennett, Jr.   Executive Vice President and
                                  General Counsel.

         Anthony J. Campanaro     Executive Vice President-
                                  Central Group.

         James E. Clare           Executive Vice President- 103 WestPark
                                  Southern Group.           Drive, Suite E
                                                            Peachtree City,
                                                            GA  30269

         Gary E. Close            Executive Vice President- 81 Blue Ravine
                                  Western Group.            Drive, Folsom,
                                                            CA  95630

         Daniel P. Finkelman      Executive Vice President-
                                  Marketing.

         Phillip A. Greth         Executive Vice President
                                  and Chief Information
                                  Officer.

         James F. Millar          Executive Vice President-
                                  Northern Group.





                                Page 9 of 11 Pages

                                                                ANNEX II





                     Persons Executing Support/Voting Agreements


         Aron Katzman

         Jeanne Katzman

         Donald P. Gallop

         Sue E. Gallop

         Judith F. Gall and Ira C. Gall, Trustees U/T/A 6/10/86, Ira C. Gall, Grantor

         Sanford S. Neuman, Trustee U/T/A 5/29/85, Gallop Family Trust

         Mitchelle Yanow

         Mitchelle Yanow, Personal Representative of the Estate of Elaine
         Yanow




































                               Page 10 of 11 Pages





                                       SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  CARDINAL HEALTH, INC.


                             By:  /s/    George H. Bennett, Jr.
                                  Name:  George H. Bennett, Jr.
                                  Title: Executive Vice President and
                                         General Counsel

         Dated:  September 5, 1995









































                               Page 11 of 11 Pages





                                    EXHIBIT INDEX

                                                       Sequential
         Exhibit   Description                         Page No.

         2.1       Agreement and Plan of
                   Merger, dated August 26,
                   1995, among Cardinal Health, Inc.,
                   Arch Merger Corp. and Medicine
                   Shoppe International, Inc.

         2.2       Stock Option Agreement, dated
                   August 26, 1995, between
                   Cardinal Health, Inc. and Medicine
                   Shoppe International, Inc.

         99.1      Form of Support/Voting Agreement.